UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON DC 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             Steampunk Wizards, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   85788Y 104
                                 (CUSIP Number)

                                    Anton Lin
                         11620 Wilshire Blvd, Suite 900
                           West Los Angeles, CA 90025
                                  310.582.5939
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 21, 2015
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 85788Y 104                                           Page 2 of 4 Pages
--------------------                                           -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anton Lin
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,355,312 shares
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0 shares
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,355,312 shares
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0 shares
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,355,312 shares
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.99%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 85788Y 104                                           Page 3 of 4 Pages
--------------------                                           -----------------


ITEM 1. SECURITY AND ISSUES.

This Amendment No. 1 to Schedule 13D ("Statement") relates to the common stock of Steampunk Wizards, Inc., a corporation organized under the laws of the State of Nevada ("Issuer"). The principal executive office is located at 11620 Wilshire Blvd, Office 43, Suite 900, West Wilshire Center, West Los Angeles, CA 90025.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Statement is being filed by Anton Lin ("Reporting Person") as an individual.

     (b) The business address is 11620 Wilshire Blvd, Office 43, Suite 900, West Wilshire Center, West Los Angeles, CA 90025.

     (c) The Reporting Person is currently the Chief Executive Officer and Director of the Issuer. He is also the Chief Executive Officer of Access To Ghana, Ltd., a limited liability company registered in Ghana, which works to bring foreign companies, especially in the oil and gas sectors, to Ghana for investment or expansion.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United Kingdom of Great Britain and Northern Ireland.

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person disposed of 10,096,229 shares of common stock of the Issuer with a par value of $0.001 per share as a result of a Share Exchange Agreement entered into by and among the Issuer, Steampunk Wizards, Ltd., a company incorporated pursuant to the laws of Malta (the "Malta Co."), all shareholders of Malta Co. and the Reporting Person, dated August 21, 2015 (the "Agreement"). Pursuant to the Agreement, the Issuer issued 4,812,209 shares of the Issuer's Common Stock and the Reporting Person caused 10,096,229 shares of the Issuer's common stock to be transferred to the Malta Co.'s shareholders, in exchange for 100% of the issued share capital of Malta Co.

ITEM 4. PURPOSE OF THE TRANSACTION.

The Reporting Person disposed of the 10,096,229 shares of common stock as a result of the Agreement to gain the Malta Co. as a wholly owned subsidiary of the Issuer. Pursuant to the terms of the Agreement, Malta Co. is now the Issuer's wholly owned subsidiary and its shareholders own approximately 55% of the Issuer's issued and outstanding common stock.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 85788Y 104                                           Page 4 of 4 Pages
--------------------                                           -----------------


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of shares of the Issuer's common stock to which this Amendment to Schedule 13D relates is the Reporting Person's current ownership of 1,355,312 shares of common stock (the "Shares"), constituting approximately 4.99% of the Issuer's outstanding common stock, following the Reporting Person's disposition of 10,096,229 shares of common stock pursuant the Agreement. The aggregate number and percentage of shares of common stock reported herein are based upon the 27,153,676 shares of common stock outstanding as of August 27, 2015.

     (b) The Reporting Person holds sole power to dispose of the Shares.

     (c) Other than the transaction described herein in Item 3, there have been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Share Exchange Agreement dated August 21, 2015 (filed as Exhibit 10.1 to the Issuer's Amendment No. 1 to Current Report on Form 8-K filed on July 28, 2015) (SEC File No.333-184061), which is incorporated herein by reference.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2015


/s/ Anton Lin
----------------------------
Anton Lin